                                                               EXHIBIT (a)(1)(L)


                IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

--------------------------------------------------------------------------------
JAMES KAUFMAN and BARRIE
KAUFMAN, as Trustees by and for the
KAUFMAN FAMILY TRUST 9/03/98 and COLIN GILBERT,
on Behalf of themselves, and All
Others Similarly Situated,                            Case No. C.A. No. 20059-NC

                                    Plaintiffs,       AMENDED CLASS
                  -against-                           ACTION COMPLAINT
                                                      ----------------

CURTIS A. HESLER, ROBERT R. WALKER,
LESTER HOCHBERG, DAVID C. CHANCE,
DAVID LOCKWOOD, TIMO RIUKKA, SATISH
K. GUPTA, VICTORSHEAR, INTERTRUST
TECHNOLOGIES CORPORATION, and FIDELIO
ACQUISITION COMPANY, LLC,

                                    Defendants.
--------------------------------------------------------------------------------

                                AMENDED COMPLAINT
                                -----------------

         Plaintiffs, by and through their attorneys, allege upon personal knowledge as to themselves and their own acts and upon information and belief as to all other matters, based upon the investigation conducted by counsel, which included, inter alia, a review or public documents filed with the United States
          ----- ----
Securities and Exchange Commission ("SEC") and other published materials, as follows:

                              SUMMARY OF THE ACTION
                              ---------------------

         1. This is a class action brought by plaintiffs on behalf of the public stockholders of InterTrust Technologies Corporation ("InterTrust" or the "Company") common stock for injunctive and other appropriate relief in connection with the sale of InterTrust to Fidelio Acquisition Company, LLC ("Fidelio"), through a tender offer and merger that commenced on

November 22, 2002 and is set to expire on December 20, 2002 (hereinafter, the "Tender Offer" or the "Tender Offer and Merger").


         2. The Tender Offer is unfairly structured to guarantee that Fidelio is the only purchaser in a position to purchase InterTrust. The decision of the Individual Defendants (defined below), who constitute InterTrust's Board of Directors, to pursue the proposed transaction will deny InterTrust's shareholders of the opportunity to share appropriately in the true value of InterTrust's assets. Plaintiffs allege that they and the other public stockholders of InterTrust are entitled to seek to enjoin the proposed transaction or, alternatively, to rescind the transaction and/or recover damages in the event the transaction is consummated.

                                     PARTIES
                                     -------

         3. Plaintiffs James Kaufman and Barrie Kaufman are trustees of the Kaufman Family Trust 9/03/98 ("Kaufman Trust"), which is, and at all times relevant to the action has been, a shareholder of InterTrust. As of the date of the Tender Offer, the Kaufman Trust owned 250,000 shares of InterTrust common stock.

         4. Plaintiff Colin Gilbert is, and at all relevant times to the action, a shareholder of InterTrust. As of the date of the Tender Offer, Mr. Gilbert owned approximately 230,000 shares of InterTrust common stock.

         5. Defendant InterTrust is a Delaware corporation based in California. InterTrust is engaged in inventing and defining technologies for Digital Rights Management ("DRM"), including various trusted competing technologies that enable secure management of digital processes and information.

         6. Defendant Fidelio is a Delaware limited liability company whose members are Koninklijke Philips Electronics N.V. ("Philips"), Sony Corporation of America ("SCA") and

Stephens Acquisition LLC ("Stephens"). Fidelio Sub, Inc. ("Fidelio Sub"), a Delaware corporation and a wholly owned subsidiary of Fidelio, was organized to acquire all of the outstanding shares of InterTrust pursuant to the Tender Offer and Merger. Fidelio Sub has not conducted any activities other than in connection with the Tender Offer and the Merger since its organization. "Fidelio" hereinafter refers to Fidelio and Fidelio Sub, as well as Philips, SCA and Stephens.

         (a) Philips is a corporation organized under the laws of Netherlands with its principal executive offices located at Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands. Philips is Europe's largest and one of the world's largest electronics companies.

         (b) SCA is a New York corporation and an indirect, wholly owned subsidiary of Sony Corporation, a Japanese corporation ("Sony"). SCA's principal executive offices are located at 550 Madison Avenue, 33rd Floor, New York, New York, 10022. SCA is a leading manufacturer of audio, video, communications and information technology products for the consumer and professional markets.

         (c) Stephens is a newly formed entity that has not conducted any business other than in connection with the Tender Offer and Merger. Stephens is an Arkansas limited liability company and a wholly owned subsidiary of Stephens Group, Inc. Stephens Group, Inc. is a privately held, Little Rock, Arkansas based holding company, and is the parent of Stephens Inc., an investment banking firm that is a member of the National Association of Securities Dealers and the New York Stock Exchange. The principal executive offices of Stephens, Stephens Group, Inc. and Stephens Inc. is 111 Center Street, Suite 500, Little Rock, Arkansas 72201.

         7. Defendant Curtis A. Hessler ("Hessler") is a Board member of the Company.

         8. Defendant Robert R. Walker ("Walker") is a Board member of the Company.

         9. Defendant Lester Hochberg ("Hochberg") is a Board member of the Company.

         10. Defendant David C. Chance ("Chance") is a Board member of the Company, and its former Vice Chairman.

         11. Defendant David Lockwood ("Lockwood") is the Vice Chairman, President and CEO as well as a Board member of the Company.

         12. Defendant Timo Ruikka ("Ruikka") is a Board member of the Company.

         13. Defendant Satish K. Gupta ("Gupta") is a Board member of the
Company.

         14. Defendant Victor Shear ("Shear") is the Chairman of the Board of the Company.

         15. The defendants named above in P. P. 6-14 are sometimes collectively referred to herein as the "Individual Defendants." Each Individual Defendant owed and owes the Company and its public stockholders fiduciary obligations and were and are required to, inter alia, further the best interests of the Company
                          ----- ----
and its public stockholders; undertake an adequate evaluation of the Company's worth as to potential merger/acquisition candidates; refrain from abusing their positions of control; and refrain from favoring their own interests at the expense of the Company and its stockholders.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

         16. Plaintiffs bring this action on their own behalf and as a class action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all holders of InterTrust stock who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

         17. This action is properly maintainable as a class action.

         18. The Class is so numerous that joinder of all members is impracticable. According to InterTrust's SEC filings, there were more than 96 million shares of InterTrust common stock outstanding.

         19. There are questions of law and fact that are common to the Class and that predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:
                          ----- ----

          (a) whether defendants have breached their fiduciary duties of loyalty, independence or due care with respect to plaintiffs and the other members of the Class in connection with the Tender Offer;

          (b) whether the Individual Defendants are engaging in self-dealing in connection with the Tender Offer;

          (c) whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of InterTrust;

          (d) whether defendants have breached any of their other fiduciary duties to plaintiffs and the other members of the Class in connection with the Tender Offer, including the duties of good faith, disclosure, diligence, honesty and fair dealing;

          (e) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

          (f) whether plaintiffs and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

         20. Plaintiffs' claims are typical of the claims of the other members of the Class and plaintiffs do not have any interests adverse to the Class.

         21. Plaintiffs are adequate representatives of the Class, have retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

         22. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

         23. Plaintiffs anticipate that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

         24. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                             SUBSTANTIVE ALLEGATIONS
                             -----------------------

InterTrust's Future Prospects
-----------------------------

         25. InterTrust is engaged in inventing and defining DRM technologies, including various trusted competing technologies that enable secure management of digital processes and information. InterTrust is a leading holder of intellectual property in DRM, with at least 26 U.S. patents and at least 85 patent applications pending worldwide. InterTrust's patent portfolio covers software and hardware technologies that can be implemented in a broad range of products that use DRM, including digital media platforms, web services and enterprise infrastructure.

         26. A significant factor with respect to InterTrust's future prospects concerns broad and ongoing litigation against the Microsoft Corporation ("Microsoft"). As described in a Company press release dated June 24, 2002:

          InterTrust Technologies Corporation (Nasdaq: ITRU) today announced that it is further substantially broadening its patent infringement lawsuit against Microsoft Corporation (Nasdaq: MSFT). In accordance with a schedule agreed to by the parties, InterTrust served on Microsoft infringement allegations that add four new patents and more than doubles the number of new claims to the litigation, bringing the totals to 11 patents, 144 claims and over 190 separate infringement scenarios.

          Since initially suing Microsoft for patent infringement in April 2001, InterTrust has expanded the lawsuit by adding numerous significant Microsoft products and services that use InterTrust's patented innovations in basic infrastructure for trusted computing and digital rights management. InterTrust is now seeking an injunction against the following Microsoft products, among others: Windows XP, Office XP, Microsoft .NET, a number of Microsoft.NET-based products and services, Windows Media Player, new embedded products such as Windows CE for automotive, XBOX, and aspects of Microsoft's ActiveX technology. InterTrust is also seeking compensatory and punitive damages for Microsoft's acts of infringement.

         27. In the Company's Form 10-Q for the quarter ended September 30, 2002, filed just days after the Company's November 13, 2002 announcement of the Tender Offer and Merger, the Company discussed the significant ongoing litigation against Microsoft, that discovery has started in the case and that a Markman hearing on a portion of the patents under dispute is scheduled for the second quarter of 2003.

Negotiations Leading To The Tender Offer and Merger
---------------------------------------------------

         28. According to the Tender Offer Statement filed in connection with the Tender Offer and Merger, representatives of InterTrust first met with representatives of SCA regarding a potential patent licensing arrangement in January 2002, and the parties engaged in negotiations regarding the terms of a DRM patent license agreement through April 2002. On April 25, 2002, SCA informed InterTrust that an acquisition of InterTrust was one of several alternatives that

SCA was considering, in addition to entering into a DRM patent license agreement with InterTrust, as a means of establishing a patent licensing program.


         29. On May 9, 2002, concurrent with the announcement of its first quarter financial results, InterTrust announced that it would narrow its business focus to licensing intellectual property. On May 23, 2002, shortly following that announcement, InterTrust and Sony announced that it had signed a global patent license agreement with Sony (the "Sony License Agreement"):

               InterTrust Licenses Patents to Sony for Integration into Future Digital Rights Management Products and Services

               SANTA CLARA, Calif, May 23, 2002 -- InterTrust Technologies Corporation (Nasdaq: ITRU) today announced a global licensing agreement with Sony Corporation (NYSE: SNE) that will allow Sony to use certain InterTrust patents in products that distribute digital consumer media content.

               Under the agreement, InterTrust will receive a $28.5 million fee, in addition to running royalties for future Sony products and services that integrate InterTrust patents related to digital rights management (DRM).

               InterTrust, which holds key patents in trusted computing and DRM, has licensed its intellectual property to Sony for the development, manufacture and marketing of digital media products and services across its diverse media and electronics business units.

         30. In the Company's 10-Q for the quarter ended June 30, 2002, the Company reported that it would not be booking any of the $28.5 million as revenue, because under the Sony License Agreement $20 million was to be refunded if Sony or affiliates acquired the Company, and because the remaining $8.5 million would be booked in connection with other pending deals.

         31. Item 601 of Regulation S-K of the SEC provides, in relevant part, for the filing of any contract "not made in the ordinary course of business
                                -------------------------------------------
which is material to the registrant and is to be performed in whole or in part
-----------------
at or after the filing of the registration statement or was entered into not more than two years before such filing." The Sony License Agreement was clearly material to the Company. Indeed, as reported in the Company's Form 10-Q for the period ended September 30, 2002, filed just a few days after the announcement of the Tender Offer and Merger:

          License revenues were $8.8 million, or 99% of total revenues, for the three months ended September 30, 2002, as compared to $1.5 million, or 80% of total revenues, in the three months ended September 30, 2001, and primarily represent the recognition of deferred revenue related to the Sony agreement and amortization of deferred license fees. License revenues for the nine months ended September 30, 2002 were $9.7 million, up from $4.5 million for the nine months ended September 30, 2001. The increase for both the three and nine month periods was due
                --------------------------------------------------------------
          to the $8.5 million revenue from the Sony license completed in May
          ------------------------------------------------------------------
          2002.
          -----

         32. Nonetheless, in order to keep the price of InterTrust shares artificially low so that it could be acquired by Sony at a bargain price, the Individual Defendants violated the disclosure laws and never filed the Sony License Agreement. Indeed, the details and terms of the Sony License Agreement were not made public until the Tender Offer commenced on November 22, 2002. Had defendants obeyed the disclosure laws and filed the Sony License Agreement, InterTrust would have been "in play" much earlier and the consequent price to be paid for an acquisition of InterTrust would have been much higher. The Sony License Agreement was hidden from public view so that only Sony or its affiliates would be in a position to acquire InterTrust.

         33. In early November 2002, representatives of InterTrust met with representatives of SCA to discuss the terms of an amendment to the Sony License Agreement, which would eliminate the field of use limitations in the original Sony License Agreement and the obligation to pay ongoing royalties with respect to any services or content using the licensed patents. Also in early November 2002, representatives of InterTrust met with representatives of Philips to discuss the terms of a patent license agreement that would be substantially identical to the Sony License Agreement.

         34. On November 9, 2002, the InterTrust Board held a special meeting to discuss a combined offer SCA and Philips for the shares of InterTrust, as well as the terms of the proposed amendment to the Sony License Agreement and a possible license agreement with Philips. The InterTrust Board authorized the team negotiating on behalf of InterTrust to negotiate an acquisition at a price of no less than $4.50 per Share.

         35. On November 10, 2002, representatives of SCA and Philips indicated that each of them had secured internal approvals to negotiate a transaction at a price of $4.25 per share. Representatives of InterTrust stated that, although no formal board meeting had been held, most of InterTrust's directors had been contacted and were prepared to endorse a transaction at $4.25 per Share. The

Tender Offer and Merger
-----------------------

         36. On November 13, 2002 it was announced in a press release that InterTrust had entered into a definitive merger agreement (the "Merger Agreement") pursuant to which Fidelio would commence the Tender Offer to purchase all outstanding shares of common stock of InterTrust for $4.25 per share in cash, conditioned upon the tendering of shares representing a majority of InterTrust's outstanding common stock and other customary conditions. Pursuant to stockholder support and tender agreements, certain principal stockholders of InterTrust owning approximately 20% of the outstanding common stock of InterTrust agreed to tender all of their shares into the Tender Offer and to grant irrevocable proxies to Fidelio to vote in the manner specified in such agreements. Under the Merger Agreement, shares of InterTrust common stock not purchased through the Tender Offer would be converted into the right to receive $4.25 per share, without interest.

         37. The Tender Offer commenced on November 22, 2002 through the dissemination of a Tender Offer to InterTrust shareholders and a Schedule 14D filing with the SEC. In addition to all of the outstanding shares of InterTrust common stock, the Tender Offer includes stock purchase rights issued pursuant to a Rights Agreement, dated as of June 8, 2001, between InterTrust and American Stock Transfer and Trust Company, Inc., at a purchase price of $4.25 per Share. In addition to SCA and Philips, the Tender Offer Statement lists Stephens, which was not mentioned as a party to the Merger Agreement in InterTrust's previous announcement of the Tender Offer, as a member of Fidelio.

         38. The purpose of the Tender Offer and the Merger is to acquire control of and the entire equity interest in InterTrust. After consummation of the Merger, Fidelio will be merged with and into InterTrust, with InterTrust as the surviving company in the Merger. Accordingly, the Tender Offer and Merger will transfer 100% of InterTrust's revenues and profits to Fidelio with all of InterTrust's operations thereby accruing to the benefit of Fidelio -- i.e., to SCA, Philips and Stephens.

The Individual Defendants' Recommendation
-----------------------------------------

         39. In the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the SEC in connection with the Tender Offer and signed by defendant Lockwood, the Individual Defendants recommended that the Company's stockholders accept the Tender Offer, tender their shares pursuant to the Tender Offer and approve the Merger and the Merger Agreement. The Schedule 14D-9 stated that as to the factors considered by the Board of Directors in its recommendation, the Individual Defendants did not attempt to weigh the value to the Company of success against Microsoft in the ongoing litigation, even though a Markman hearing is scheduled for soon after the Merger. The only mention of this litigation is in connection with a discussion of the "Opportunities and Challenges Facing the Company," which includes as "risks" to the Company "the risks associated with resolving the Microsoft litigation, including the risk that the Company's patents or claims could be rejected or narrowed by the Court."

         40. The recommendation of the Individual Defendants was based, at least in part, on the opinion of Allen & Company LLC ("Allen & Co."), the financial advisor on the transaction, which concluded that the share price to be received by InterTrust shareholders in the Tender Offer and Merger is fair from a financial point of view. However, according to the Schedule 14D-9, in rendering its fairness opinion, Allen & Co. "did not give any effect to, and not attempt to assign any value to, any commercial arrangements entered into by InterTrust or [Fidelio] in connection with the merger, including the Sony License Amendment, the Philips License Agreement and the Philips License Amendment." Moreover, Allen & Co. engaged in no analysis whatsoever of the value of the Microsoft litigation to InterTrust.

         41. In addition, under the terms of an engagement letter, dated January 8, 2002, InterTrust agreed to pay Allen & Co., in addition to a retainer of $500,000 creditable against any transaction fee that may become due, a transaction fee of 2% of the first $1 billion in any sale of the Company completed by January 8, 2003. Thus, Allen & Co. stands to gain $9.1 million if the Merger goes through. Allen & Co. was patently conflicted in its analysis of whether the Merger was fair to InterTrust shareholders, since it was motivated by its own interest in making sure that a transaction occurred by the end of 2002. In sum, Allen & Co.'s analysis could not have been reasonably relied upon by the InterTrust Board of Directors in connection with their recommendation.

         42. The Individual Defendants were also clearly motivated to make sure that the transaction occurred since they stood to thereby gain millions of dollars from accelerating stock options. As described in the Schedule 14D-9, in the event of a change of control of the Company, the vesting of options held by defendant Lockwood to acquire 2.5 million shares would accelerate on most unvested shares, while acceleration will vest for Greg Wood, chief financial officer, with respect to an option for 675,000 shares. In addition, pursuant to acceleration letters, upon an extraordinary corporate transaction of the Company, 100% of any unvested shares granted to certain executive officers will become vested: (1) options granted to David R Maher, chief technology officer, for 350,000 shares; (2) options granted to Patrick P. Nguyen, executive vice president, for 400,000 shares; (3) options granted to Mark Scadina, vice president and general counsel, for 50,000 shares; (4) options granted to Talal Shamoon, executive vice president, for 450,000 shares. Thus, as a group, the Individual Defendants and senior executives of InterTrust will receive several millions of dollars worth of accelerated stock options pursuant to the Tender Offer and Merger.

Deterrence of Bidders Other Than Fidelio
----------------------------------------

         43. The Company has in place a stock purchase rights plan ("Rights Agreement") pursuant to which rights were distributed at a rate of one right for each share of InterTrust common stock held by stockholders of record as of June 28, 2002. The rights plan acts as a poison pill ("Poison Pill") by diluting the value of InterTrust stock should an unwanted suitor seek to gain control of InterTrust without the consent of InterTrust's Board of Directors. Effective November 13, 2002, the Individual Defendants amended the Rights Agreement to provide that Fidelio will not be considered an "acquiring person" in connection with the Tender Offer and Merger. Therefore, the Poison Pill is no longer in effect with respect to Fidelio but it remains in effect as to all suitors other than Fidelio.

         44. The Poison Pill as currently utilized dramatically impairs the rights of Class members to exercise freedom of choice in a proxy contest or to avail themselves of a bona fide offer to purchase their shares by an acquiror
                      ---- ----
unfavored by incumbent management, i.e., any suitor other than Fidelio. This
                                   ---
fundamental shift of control of the Company's destiny from the hands of its shareholders to the hands of the Individual Defendants results in a heightened fiduciary duty of the Individual Defendants to consider, in good faith, third party bids, and further requires the Individual Defendants to pursue a third party's interest in acquiring the Company and to negotiate in good faith with a bidder on behalf of the Company's shareholders. The only legitimate use of the Poison Pill is to maximize consideration to shareholders in any acquisition of the Company, and by suspending the Poison Pill as to Fidelio and to Fidelio only, the Individual Defendants have achieved precisely the opposite effect, in violation of their fiduciary duties.

         45. The Individual Defendants have engaged in other acts in order to make an acquisition of InterTrust untenable for any third party other than Fidelio. Under Section 8.5 of the Merger Agreement, if the Company enters into an alternative proposal, a termination or "breakup" fee of $16 million, plus up to $2.5 million in expenses, will be awarded to Fidelio. This breakup fee, amounting to approximately 4% of the transaction amount, significantly raises the ante for any other potential offeror. Moreover, as alleged below, an additional $7 million will need to be paid to Fidelio for cancellation of patent rights granted to it by the Company, making the total "breakup" fee, in effect $25.5 million, or nearly 5% of the transaction amount.

         46. In addition, in connection with the Tender Offer and Merger, the Individual Defendants have acted to significantly expand the patent rights granted under the Sony License Agreement and have provided Philips with those same rights. On November 13, 2002, at the same time the Tender Offer and Merger was announced, InterTrust entered into an Amendment to the Sony License Agreement (the "Sony License Amendment") with Sony, which expanded the Sony License Agreement to cover all fields, to include additional products and services in the definition of licensed products and services, and to terminate Sony's royalty obligations under the Sony License Agreement. As stated therein, the purpose of the Sony License Amendment was as follows:

                  By this Agreement, the Parties desire to expand the rights granted to Sony by the Agreement, in particular for InterTrust to grant to Sony a royalty free, fully paid-up, nonexclusive license in all fields under the Licensed Patents for Sony products and services in accordance with the terms of this Amendment.

         47. Also on November 13, 2002 InterTrust entered into a Foundation Patent License Agreement with Philips (the "Philips License Agreement"), the terms of which are substantially the same as the terms of the Sony License Agreement. Simultaneously therewith, InterTrust entered into an Amendment to the Philips License Agreement (the "Philips License Amendment") with Philips, the term of which are also substantially the same as the terms of the Sony License Amendment.

         48. In exchange for this major expansion of rights, Sony has agreed to pay InterTrust $6 million on the Sony License Amendment, while Philips has agreed to pay InterTrust $12.5 million ($11.5 million on the Philips License Agreement and $1 million on the Philips License Amendment). However, those payments will obviously inure to Fidelio, and thereby to Sony and Philips, after the Merger is consummated. Under the terms of these agreements, the

Company or any successor may terminate the agreements by paying $7 million to Fidelio--$6 million on the Sony License Amendment and $1 million on the Philips License Amendment.

         49. In effect, the Individual Defendants have transferred the "Crown Jewels" of InterTrust to Fidelio. The Sony License Amendment, the Philips License Agreement and the Philips License Amendment were timed in connection with the Tender Offer so as to make InterTrust unattractive to any entity other than Fidelio since any other acquiror would be saddled with the license agreements with SCA and Philips until the expiration of the last of the licensed patents. Alternatively, any other acquiror would be required to pay an additional $7 million in order to eliminate the patent rights granted to Fidelio. Therefore, the total "breakup" fee to any other suitor would actually be $25.5 million, or over 5% of the transaction amount.

Material Disclosure Defects
---------------------------

         50. The disclosures in the Schedule 14D-9 are materially deficient in at least the following ways:

         (a) The Schedule 14D-9, fails to disclose the value of the patent rights that have been licensed to Sony and Philips, which are InterTrust's Crown Jewels, and fails to explain why, as part of the Fidelio deal, InterTrust expanded Sony's rights under the Sony License Amendment while extinguishing any obligation to pay royalties. The Schedule 14D-9 also fails to explain why InterTrust granted the same expanded patent rights, again on exceptionally favorable terms to Philips.

         (b) The Schedule 14D-9 fails to disclose whether the $7 million in termination fees that are payable to Sony ($6 million) and to Philips ($1 million) under the Sony License Amendment and the Philips License Amendment, respectively, are deficient because the extent to which those fees extinguish the patent rights of Sony and Philips is unclear. The Schedule

14D-9 is entirely opaque on the question of whether the $7 million in termination fees to Sony and Philips eliminates all of the patent rights granted
                                                ---
to Sony and to Philips -- including the patent rights granted under the Sony License Agreement and the Philips License Agreement -- or just the patent rights granted to Sony and Philips under the Sony License Amendment and the Philips License Amendment.

         (c) The Schedule 14D-9 fails to state the value of InterTrust's significant ongoing litigation against Microsoft and does not otherwise adequately disclose facts about the litigation, other than in the "risks" section, thereby minimizing the value and role of this important asset to potential acquirors and coercively turning a litigation which could be worth tens of millions of dollars to InterTrust into a source of fear and a reason for shareholders to tender their shares in the Tender Offer.

         (d) The Schedule 14D-9 fails to explain why, after authorizing a sale price of no lower than $4.50 per share unless Sony and Philips would not purchase the patent rights, the InterTrust Board nevertheless accepted Fidelio's offer of $4.25 per share the very next day, while at the same time granting expanded patent rights to Sony and Philips royalty free.

         (e) The Schedule 14D-9 fails to address the fate of David Lockwood and the other Individual Defendants if the Merger is consummated. The existence of agreements or understandings regarding the post-Merger fates of the Individual Defendants and the Company's executives is an important consideration in assessing the self-interest of the Individual Defendants in recommending to InterTrust's shareholders to tender their shares in the Tender Offer.

         (f) While the Schedule 14D-9 disclosed that certain executives' option swill be vested upon an extraordinary corporate transaction pursuant to acceleration letters, the date of the acceleration letters is not disclosed so that it is unclear whether the acceleration rights were granted in connection with the Tender Offer or previously. Intel-Trust's shareholders are entitled to know, in assessing the self-interestedness of the Individual Defendants, whether or not they held options that were accelerated in connection with the Tender Offer.

         (g) The Schedule 14D-9 fails to state the role and authority of the Company's Special Committee. While the Schedule 14D-9 states that a Special Committee was formed to oversee the progress of Allen & Co., it does not state whether the Special Committee considered or approved the fairness of the Fidelio transaction. Because shareholders would reasonably expect that the purpose of the Special Committee is to protect their interests, the failure of the Individual Defendants to delineate the role of the Special Committee in Schedule 14D-9 is materially misleading.

                                 CAUSE OF ACTION
                                 ---------------

                      Claim for Breach of Fiduciary Duties
                      ------------------------------------

         51. InterTrust represents a highly attractive acquisition candidate. The Individual Defendants' decision to lock in the transaction with Fidelio by making it impossible for any other suitor to seek to acquire InterTrust will deprive the Company's public shareholders of the enhanced premium that further negotiation or exposure of InterTrust to the market could provide.

         52. By reason of their positions with InterTrust, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of InterTrust, and especially the true value and expected increased future value of InterTrust and its assets, which they have not disclosed to InterTrust's public stockholders. The terms of the proposed transaction are grossly unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by the Individual Defendants

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

by virtue of their positions of control of InterTrust and that possessed by InterTrust's public shareholders.

         53. Defendants owe fundamental fiduciary obligations to InterTrust's stockholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of the Company's public stockholders will be protected, to consider seriously all bona fide offers for the Company,
                                             ---- ----
and to conduct fair and active bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of InterTrust must adequately ensure that no conflict of interest exists between the Individual Defendants' own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to insure that all such conflicts will be resolved in the best interests of the Company's stockholders.

         54. Defendants have refused to take those steps necessary to ensure that InterTrust's stockholders will receive maximum value for their shares of InterTrust stock. Defendants have refused to seriously consider offers, other than the offer of Fidelio, and have failed to announce any active auction or open bidding procedures best calculated to maximize shareholder value in selling the Company. In addition, defendants have enacted unreasonable barriers which have made it untenable for any party other than Fidelio to acquire the Company. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of InterTrust's public shareholders.

         55. The proposed sale is wrongful, unfair and harmful to InterTrust's public stockholders, and represents an effort by the Individual Defendants to elevate their own financial

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

position and interests at the expense of and to the detriment of Class members. The transaction is an attempt to deny plaintiffs and the other members of the Class their rights while usurping the same for the benefit of Fidelio on unfair terms.

         56. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of InterTrust, including their duties of loyalty, disclosure and duty of care. The Individual Defendants' agreement to the terms of the Tender Offer, its timing, and the failure to auction the Company and invite other bidders, and the Individual Defendants' failure to provide a market check demonstrate a clear absence of the exercise of loyalty to InterTrust's public shareholders.

         57. By transferring the "Crown Jewels" of the Company to Fidelio, thereby assuring that no other potential bidder would be able to bid on the Company, the Individual Defendants have locked themselves into a merger with Fidelio without fully informing themselves about or intentionally ignoring the intrinsic worth of InterTrust.

         58. The Individual Defendants have breached their fiduciary and other common law duties owed to plaintiffs and other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.

         59. Because the Individual Defendants have breached their duties of loyalty, disclosure, good faith and independence in connection with the sale of InterTrust, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.

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

         60. Defendant Fidelio has knowingly aided and abetted the breaches of fiduciary duty committed by the other defendants to the detriment of InterTrust's public shareholders. Indeed, the proposed transaction could not take place without the active participation of Fidelio.

         61. As a result of the actions of the Individual Defendants, plaintiffs and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of InterTrust's assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of InterTrust's common stock.

         62. Plaintiffs seek preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiffs and the Class of their rights to realize a full and fair value for their stock, and to compel defendants to carry out their fiduciary duties to maximize shareholder value.

         63. Only through the exercise of this Court's equitable powers can plaintiffs be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict. Defendants are precluding the stockholders' enjoyment of the full economic value of their investment by failing to proceed expeditiously and in good faith to evaluate and pursue a premium acquisition proposal that would maximize shareholders value.

         64. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the members of the Class, and/or aid and abet and participate in such breaches of duty, and will prevent the sale of InterTrust at an appropriate premium, all to the irreparable harm of plaintiffs and other members of the Class.

         65. Plaintiffs and the Class have no adequate remedy at law.

         WHEREFORE, plaintiffs demand judgment as follows:

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         (a) Declaring this to be a proper class action, certifying plaintiffs as class representatives, and appointing their counsel to represent the Class;

         (b) Ordering the Individual Defendants to fulfill their fiduciary duties to plaintiffs and the other members of the Class by announcing their intention to:

             (i) Cooperate fully with any entity or person, having a bona fide
                                                                     ---- ----
interest in proposing any transactions that would maximize shareholder value;

             (ii) Immediately undertake an appropriate evaluation of InterTrust's worth as a merger/acquisition candidate;

             (iii) Take all appropriate steps to enhance InterTrust's value and attractiveness as a merger/acquisition candidate;

             (iv) Take all appropriate steps to effectively expose InterTrust to the marketplace in an effort to create an active auction of the Company;

             (v) Act independently so that the interests of the Company's public stockholders will be protected; and

             (vi) Adequately ensure that no conflicts of interest exist between the Individual Defendants' own interests and their fiduciary obligation to maximize shareholder value or, in the event such conflicts exist, to ensure that all conflicts of interest are resolved in the best interests of the public stockholders of InterTrust;

             (vii) Require the proper implementation of InterTrust's poison pill so as to maximize shareholder value.

         (c) Ordering the Individual Defendants, jointly and severally, to account to plaintiffs and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

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

         (d) Enjoining the Tender Offer pending disclosure of all material information as alleged herein.

         (e) Awarding plaintiffs the costs and disbursements of this action, including a reasonable allowance for plaintiffs' attorneys' and experts' fees; and

         (f) Granting such other and further relief as may be just and proper.

DATED:   December 6, 2002                   CHIMICLES & TIKELLIS LLP

                                                 /s/ Robert J. Kriner, Jr.
                                            ----------------------------------
                                            Pamela S. Tikellis
                                            Robert J. Kriner, Jr.
                                            One Rodney Square
                                            Post Office Box 1035
                                            Wilmington, DE  19899
                                            Telephone:  (302) 656-2500

                                            Attorneys for Plaintiffs
OF COUNSEL:

WOLF HALDENSTEIN ADLER FREEMAN
     & HERZ LLP
Jeffrey G. Smith
Michael Jaffe
Demet Basar
270 Madison Avenue
New York, New York  10016
Telephone:  (212) 545-4600
Fax:  (212) 545-4653

     [Immediately following this Exhibit (a)(1)(L), insert the full text of the complaint filed by Julie M. Bishop, et. al. on December 9, 2002 as Exhibit
(a)(1)(M). A copy of this complaint is being processed in R.R. Donnelley's Palo Alto office in connection with InterTrust's Amend. No. 2 to the Schedule 14D-9. Please coordinate with the Palo Alto office.]

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